March 7, 2006

Ms. Rebekah Blakeley Moore
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Kearny Financial Corp.
                  Form 10-K for the Fiscal Year June 30, 2005
                  Filed September 27, 2005 File No. 000-51093

Dear Ms. Moore:

Please accept this letter as our response to Mr. Vaughn's letter of February 22, 2006. We will attempt to explain and provide support for our position and detail how we expect to remediate the problem, if necessary, as it relates to the issues raised in the letter:

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Changes in Stockholders' Equity, page F-4
--------------------------------------------------------------------

1. Please tell us why you have not presented the unearned shares held as collateral for the loan to the leveraged ESOP as a contra-equity account in your statement of changes in stockholders' equity. Specifically, tell us how you considered the guidance of paragraph of .13 of SOP 93-6 in this presentation.

Please see the attached revised statement of changes in stockholders' equity. We will include this disclosure in Form 10-K for the fiscal year ending June 30, 2006. The roll-forward will reflect total shares adjusted by ESOP shares committed for release during the period July 1, 2005 through June 30, 2006.

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 -  Summary of Significant Accounting Policies, page F-8
--------  ----------------------------------------------------

Ms. Rebekah Blakely Moore
Securities and Exchange Commission
March 7, 2006
Page 2

Net Income per Common Share, page F-11
--------------------------------------

2. Please tell us the specific accounting literature relied upon in determining that the shares issued in the IPO should be considered outstanding as of the beginning of your fiscal year instead of the date the shares were issued for the calculation of earnings per share. Tell us how you determined that your calculation of earnings per share complied with paragraph 8 of SFAS 128.

During the initial capitalization in March 2001 of Kearny MHC, the mutual holding company parent of Kearny Financial Corp., Kearny Financial Corp. issued 10,000 shares of common stock to Kearny MHC. Because of the minority stock offering in February 2005, Kearny MHC owns 70% of the outstanding common stock issued by Kearny Financial Corp., replacing the 10,000 shares originally owned by Kearny MHC. We believe that the transaction qualified as a reorganization, therefore, we looked to paragraph 59 of SFAS 128 which states, in part: "In reorganizations, EPS computations shall be based on analysis of the particular transaction and the provisions of this Statement." We considered our transaction unique because while most MHC conversions result in the issuance of common stock to the public simultaneously with the conversion, ours did not. We concluded that strictly adhering to paragraph 8 of SFAS 128 would not provide the fairest presentation of EPS with respect to our situation, particularly for purposes of comparative review in subsequent years.

We found support for our position in the AICPA Professional Standards guide, reference ET Section 203 Accounting Principles, .02 201-1 - Departures from established accounting principles, which states, in part:

         "However, in the establishment of accounting principles it is difficult to anticipate all of the circumstances to which such principles might be applied. This rule therefore recognizes that upon occasion there may be unusual circumstances where the literal application of pronouncements on accounting principles would have the effect of rendering financial statements misleading. In such cases, the proper accounting treatment is that which will render the financial statements not misleading.

         The question of what constitutes unusual circumstances as referred to in rule 203 [ET section 203.01] is a matter of professional judgment involving the ability to support the position that adherence to a promulgated principle would be regarded generally by reasonable men as producing a misleading result."

Ms. Rebekah Blakely Moore
Securities and Exchange Commission
March 7, 2006
Page 3

In subsequent filings, we will continue to show EPS as previously calculated for comparative purposes and provide a proforma disclosure in the notes to the consolidated financial statements, which presents EPS for prior periods in accordance to paragraph 8 of SFAS 128.

We trust that our response is acceptable, and await any further questions or comments.

                                                     Respectfully yours,

                                                     /s/Albert E. Gossweiler

                                                     Albert E. Gossweiler
                                                     Senior Vice President and
                                                     Chief Financial Officer



AEG:
Enclosure

                                 KEARNY FINANCIAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      ----------------------------------------------------------
                                             (In Thousands)

                                                                                                                  Accum-
                                                                        Retained              Unearned            ulated
                                               Common Stock              Earnings -   Unearned Incentive           Other
                                          -------------------  Paid in Substantially   ESOP     Plan     Treasury Compre-
                                            Shares    Amount   Capital Restricted    Shares    Shares     Stock   Income     Total
                                            ------    ------   ------------------    ------    ------     -----   ------     -----

Balance - June 30, 2004                       10         1        499   282,959          -         -         -    10,046    293,505

Net income for the year ended
  June 30, 2005                                -         -          -    18,898          -         -         -         -     18,898

Realized gain on securities available
  for sale, net of income tax of $2,696        -         -          -         -          -         -         -    (5,008)    (5,008)

Unrealized gain on securities available
  for sale, net of deferred income tax
  of $240                                      -         -          -         -          -         -         -       447        447
                                                                                                                            -------

Comprehensive income                           -         -          -         -          -         -         -         -     14,337
                                                                                                                            -------

Initial capitalization from establishment
  of mutual holding company
  structure                                  (10)       (1)         1         -          -         -         -         -     -

Proceeds from common stock offering       72,737     7,274    207,293         -          -         -         -         -    214,567

Unearned ESOP shares (1,746 shares)            -         -          -         -    (17,457)        -         -         -    (17,457)

ESOP shares committed to be released
  (49 shares)                                  -         -         45         -        485         -         -         -        530
                                          ------     -----    -------   -------    -------   -------   -------     -----    -------
Balance - June 30, 2005                   72,737     7,274    207,838   301,857    (16,972)        0         0     5,485    505,482
                                          ======     =====    =======   =======    =======   =======   =======     =====    =======

Earnings Per Share Calculations - Basic

                                                                                                                       EPS
                                                                                                             -----------------------
                                                         Adjusted       Days x         Wavg         Earnings     Qtr          Ytd
   Period        Description      Days        Shares      Shares        Shares      No of Shares   (Rounded)  (Calc/Sum)    (Calc)
------------------------------------------------------------------------------------------------------------------------------------

Notes: Shares issued and outstanding = 72,737,500; less unearned ESOP shares = 1,745,700; net = 70,991,800 shares.
            ESOP shares released per month: 1,745,700 shares/144 mos = 12,122.92 shares released per mo (Round to 12,123 shares).
            Assume the effective date of the transaction was July 1, 2004.

   Jul-04                           31                   70,991,800   2,200,745,800
   Aug-04                           31                   70,991,800   2,200,745,800
   Sep-04                           30                   70,991,800   2,129,754,000
                               -------------                        ----------------
                                    92                                6,531,245,600   70,991,800   $3,796,000   $0.0535

   Oct-04                           31                   70,991,800   2,200,745,800
   Nov-04                           30                   70,991,800   2,129,754,000
   Dec-04                           31                   70,991,800   2,200,745,800
                               -------------                        ----------------
                                    92                                6,531,245,600   70,991,800   $3,192,000   $0.0450

   Jan-05                           31                   70,991,800   2,200,745,800
   Feb-05                           28                   70,991,800   1,987,770,400
   Mar-05                           30       70,991,800               2,129,754,000
              ESOP sh released                   12,123
                                            ------------
                                    1                    71,003,923      71,003,923
                                 -----------                        ----------------
                                    90                                6,389,274,123   70,991,935   $3,826,000   $0.0539

   Apr-05                           29       71,003,923               2,059,113,767
              ESOP sh released                   12,123
                                            ------------
                                    1                    71,016,046      71,016,046
   May-05                           30       71,016,046               2,130,481,380
                                                 12,123
                                            ------------
                                    1                    71,028,169      71,028,169
   Jun-05                           29       71,028,169               2,059,816,901
              ESOP sh released                   12,123
                                            ------------

Earnings Per Share Calculations - Basic

                                                                                                                       EPS
                                                                                                             -----------------------
                                                         Adjusted       Days x         Wavg         Earnings     Qtr          Ytd
   Period        Description      Days        Shares      Shares        Shares      No of Shares   (Rounded)  (Calc/Sum)    (Calc)
------------------------------------------------------------------------------------------------------------------------------------
                                    1                    71,040,292      71,040,292
                                 -----------                        ----------------
                                    91                                6,462,496,555   71,016,446   $8,084,000   $0.1138

 2004 - 2005                       365                               25,914,261,878   70,997,978  $18,898,000   $0.2662     $0.2662
                                 ===========                        ================================================================
